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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                         GLOBAL MED TECHNOLOGIES, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   37935E 10 1
                                ----------------
                                 (CUSIP Number)

                  Gary L. Cook, 1700 Lincoln Street, 32nd Floor,
                         Denver, CO 80203 (303) 860-1700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 7, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 37935E 10 1
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fronteer Financial Holdings, Ltd.
      45-0411501
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC*
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    1,069,150 shares - 11.6%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          1,069,150 shares - 11.6%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,069,150 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.6%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC
  -------------------------------------------------------------------------

  CUSIP No. 37935E 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fronteer Capital, Inc.
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC*
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    1,000,000 shares - 10.9%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          1,000,000 shares - 10.9%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.9%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Global Med Technologies, Inc. ("Issuer"). The Issuer's principal executive offices are located at 12600 West Colfax, Suite A-500, Lakewood, Colorado 80215.

     ITEM 2. IDENTITY AND BACKGROUND.

     I-A. (a) Fronteer Financial Holdings, Ltd. ("Fronteer Financial")

          (b) The principal office address of Fronteer Financial is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

          (c) The principal business of Fronteer Financial is a holding company.

          (d) During the last five years, Fronteer Financial has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Fronteer Financial has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Fronteer Financial is a Colorado corporation.

     I-B. (a) Fai H. Chan, President, a director and a control person of Fronteer Financial

          (b) The business address of Fai H. Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Fai H. Chan is Chairman and Managing Director of Heng Fung Holdings Company Limited and its subsidiaries.

          (d) During the last five years,  Fai H. Chan has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Fai H. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Fai H. Chan is a Canadian citizen.

     I-C. (a) Robert H. Trapp, Managing Director and a director of Fronteer Financial

          (b) The business address of Robert H. Trapp is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

          (c) The principal  occupation of Robert H. Trapp is Managing  Director
     of  Fronteer   Financial  and  President  of  American  Fronteer  Financial
     Corporation.

          (d) During the last five years, Robert H. Trapp has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Robert H. Trapp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert H. Trapp is a Canadian citizen.

     I-D. (a) Jeffrey Busch, a director of Fronteer Financial

          (b) The business address of Jeffrey Busch is Suite 204B, Oxford Building, University Office Building, Newark, Delaware 19702.

          (c) The principal occupation of Jeffrey Busch is attorney.

          (d) During the last five years,  Jeffrey Busch has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Jeffrey Busch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Jeffrey Busch is a United States citizen.

     I-E. (a) Robert Jeffers, a director of Fronteer Financial

          (b) The business address of Robert Jeffers is 6101 16th Street, SW, Suite 511, Washington, D.C. 20011.

          (c) The principal occupation of Robert Jeffers is attorney.

          (d) During the last five years,  Robert Jeffers has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Robert Jeffers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert Jeffers is a United States citizen.

     I-F. (a) Kwok Jen Fong, a director of Fronteer Financial

          (b) The business address of Kwok Jen Fong is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal occupation of Kwok Jen Fong is advocate, solicitor and managing partner of Fong Jeya Partnership.

          (d) During the last five years,  Kwok Jen Fong has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Kwok Jen Fong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Kwok Jen Fong is a Singaporean citizen.

     I-G. (a) Gary L. Cook, Secretary and Treasurer of Fronteer Financial

          (b) The business address of Gary L. Cook is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

          (c)  The  principal  occupation  of  Gary L.  Cook  is  Secretary  and
     Treasurer   of  Fronteer   Financial   and  American   Fronteer   Financial
     Corporation.

          (d) During the last five years, Gary L. Cook has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

           (e) During the last five years, Gary L. Cook has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Gary L. Cook is a United States citizen.

     I-H-1.(a) Heng Fung Holdings Company Limited ("Heng Fung Holdings"), a control person of Fronteer Financial

           (b) The principal office address of Heng Fung Holdings is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

           (c) The principal business of Heng Fung Holdings is a holding com-pany.

           (d) During the last five years, Heng Fung Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Heng Fung Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Heng Fung Holdings is a Hong Kong corporation.

     I-H-2.(a) Fai H. Chan, a director, Chairman, Managing Director and control person of Heng Fung Holdings

           (b) through (f) - See Item I-B above.

     I-H-3.(a) Kwok Jen Fong, a director of Heng Fung Holdings

           (b) through (f) - See Item I-F above.

     I-H-4.(a) Mabel Yoke Keow Chan, a director and an Executive Director of Heng Fung Holdings

           (b) The business address of Mabel Yoke Keow Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

           (c) The principal occupation of Mabel Yoke Keow Chan is an Executive Director of Heng Fung Holdings.

           (d) During the last five years, Mabel Yoke Keow Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mabel Yoke Keow Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Mabel Yoke Keow Chan is a Canadian citizen.

     I-H-5.(a) Mary-ann Sook Jin Chan, a director and an Executive Director of Heng Fung Holdings

           (b) The business address of Mary-ann Sook Jin Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

           (c) The principal occupation of Mary-ann Sook Jin Chan is an Executive Director of Heng Fung Holdings.

           (d) During the last five years, Mary-ann Sook Jin Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mary-ann Sook Jin Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Mary-ann Sook Jin Chan is a British citizen.

     I-H-6.(a) Suk King Chan, Secretary of Heng Fung Holdings

           (b) The business address of Suk King Chan is Hang Seng Building, Rooms 706-707, 77 Des Voeux Road Central, Hong Kong.

           (c) The principal occupation of Suk King Chan is Senior Manager, Corporate Services, and Consultant of Graham H.Y. Chan & Co., CPA.

           (d) During the last five years, Suk King Chan has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

           (e) During the last five years, Suk King Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Suk King Chan is a Chinese citizen.

     I-H-7.(a) Man Tak Lau, Financial Controller of Heng Fung Holdings

           (b) The business address of Man Tak Lau is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

           (c) The principal occupation of Man Tak Lau is Financial Controller of Heng Fung Holdings.

           (d) During the last five years, Man Tak Lau has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

           (e) During the last five years, Man Tak Lau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Man Tak Lau is a British citizen.

     I-H-8.(a) Robert H. Trapp, a director of Heng Fung Holdings

           (b) through (f) - See Item I-C above.

     I-I-1.(a) Heng Fung Capital [S] Private Limited ("Heng Fung Private"), a control person of Fronteer Financial

           (b) The business address of Heng Fung Private is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

           (c) The principal business of Heng Fung Private is an investment holding company.

           (d) During the last five years, Heng Fung Private has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Heng Fung Private has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Heng Fung Private is a Singaporean corporation.


     I-I-2.(a) Fai H. Chan, a director, Chairman and Managing Director of Heng Fung Private

           (b) through (f) - See Item I-B above.

     I-I-3.(a) Mabel Yoke Keow Chan, director of Heng Fung Private

           (b) through (f) - See I-H-4 above.

     I-I-4.(a) Kwok Jen Fong, a director of Heng Fung Private

           (b) through (f) - See Item I-F above.

     I-I-5.(a) Heng Fung Holdings, sole shareholder of Hung Fung Private

           (b) through (f) - See Item I-H-1 above.

     I-J-1.(a) Heng Fung Finance Company Limited ("Heng Fung Finance"), a control person of Fronteer Financial

           (b) The principal office address of Heng Fung Finance is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

           (c) The principal business of Heng Fung Finance is finance.

           (d) During the last five years, Heng Fung Finance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Heng Fung Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Heng Fung Finance is a Hong Kong corporation.

     I-J-2.(a) Fai H. Chan, a director, Chairman and Managing Director of Heng Fung Finance

           (b) through (f) - See Item I-B above.

     I-J-3.(a) Mabel  Yoke Keow  Chan,  a director  and  Secretary  of Heng Fung
     Finance

           (b) through (f) - See Item I-H-4 above.

     I-J-4.(a) Man Tak Lau, a director of Heng Fung Finance

           (b) through (f) - See Item I-H-7 above.

     I-J-5.(a) Heng Fung Private, sole shareholder of Hung Fung Finance

           (b) through (f) - See Item I-I-1 above.

     II-A. (a) Fronteer Capital, Inc. ("Fronteer Capital")

           (b) The principal office address of Fronteer Capital is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

           (c) The principal business of Fronteer Capital is to make loans and investments.

           (d) During the last five years, Fronteer Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Fronteer Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

           (f) Fronteer Capital is a Delaware corporation.

     II-B. (a) Fai H. Chan, President and a director of Fronteer Capital

           (b) through (f) - See Item I-B above.

     II-C. (a) Robert H. Trapp, Secretary, Treasurer and a director of Fronteer Capital

           (b) through (f) - See Item I-C above.

     II-D. (a) Fronteer Financial Holdings, Ltd., sole shareholder of Fronteer Capital

           (b) through (f) - See Item I-A above.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities in the transaction reported herein were acquired in consideration of an agreement by Fronteer Capital to provide the Issuer with a loan of up to $1,650,000 ("Fronteer Loan") pursuant to the terms of a Loan Agreement between Fronteer Capital and the Issuer dated August 12, 1998 ("Fronteer Loan Agreement"). Fronteer Capital is a wholly owned subsidiary of Fronteer Financial. The funds for the Fronteer Loan will be provided from the working capital of Fronteer Capital.

     ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction described in Item 5(c) of this Schedule 13D between the Issuer and Fronteer Financial and its subsidiaries was to provide funding to enable the Issuer to prepare for the anticipated release of the Issuer's new transfusion service that is in beta testing, to enable the Issuer to continue sales and support of the Issuer's current products and to enable the Issuer to increase its international presence.

     (a) Fronteer Financial and its subsidiaries do not have any plans or proposals to acquire additional securities of the Issuer or dispose of securities of the Issuer, other than the issuance of additional warrants and other than the possible exercise of warrants (as described in Item 5(c) below).

     (b) Fronteer Financial and its subsidiaries do not have any plans or proposals for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) Fronteer Financial and its subsidiaries do not have any plans or proposals for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) Pursuant to the terms of the Fronteer Loan Agreement, the Issuer increased the number of members of the board of directors to nine and has appointed five members selected by Heng Fung Finance and/or Fronteer Capital to the Issuer's board of directors. In August 1998, one of those newly appointed members resigned from the board of directors. Also pursuant to the terms of the

Fronteer Loan Agreement, each current member of the board of directors of the Issuer, other than any such member appointed by Heng Fung Finance or Fronteer Capital, and each management personnel or key employee of the Issuer, shall deliver to Fronteer Capital his or her letter of resignation, which letters of resignation shall be held in escrow by Fronteer Capital, subject to all the terms and conditions of the Fronteer Loan Agreement. If the Issuer defaults on the Fronteer Loan, Fronteer Capital may:

          (i) demand the resignation of any or all of the members of the board of directors of the Issuer (other than those members appointed by Heng Fung Finance and/or Fronteer Capital) and if such members refuse to resign, deliver to the Issuer the letters of resignation held in escrow, and thereafter Fronteer Capital shall have the right to appoint such resigned or terminated member's replacement to the board of directors of the Issuer; and

          (ii) demand the resignations of any or all of the management personnel of the Issuer and/or any and all of the key employees of the Issuer, and if such management personnel or key employees refuse to resign, deliver to the Issuer the letters of resignation held by Fronteer Capital in escrow; and

          (iii) convert any or all of the amounts due under any of the promissory notes evidencing the Fronteer Loan ("Notes") into shares of Common Stock of the Issuer at $0.05 per share;

     (e) Fronteer Financial and its subsidiaries do not have any plans or proposals for any material change in the present capitalization or dividend policy of the Issuer.

     (f) Fronteer Financial and its subsidiaries do not have any plans or proposals for any other material change in the Issuer's business or corporate structure.

     (g) Fronteer Financial and its subsidiaries do not have any plans or proposals for changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h) Fronteer Financial and its subsidiaries do not have any plans or proposals for causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Fronteer Financial and its subsidiaries do not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").

     (j) Fronteer Financial and its subsidiaries do not have any plans or proposals for any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, Fronteer Financial, which is a public company traded on the NASDAQ Small Cap Market, through its subsidiaries, Fronteer Capital and American Fronteer Financial Corporation (formerly R A F Financial Corporation) ("American Fronteer"), beneficially owns warrants and units to purchase 1,069,150 shares ("Shares") of the Common Stock of the Issuer which constitute approximately 11.6% of the outstanding Common Stock of the Issuer. This amount consists of the following:

          (i) 1,000,000 shares underlying presently exercisable warrants owned by Fronteer Capital; and

          (ii) 69,150 shares underlying a presently exercisable warrant to purchase 23,050 units which is held by American Fronteer. The warrant is exercisable at any time until January 14, 2002. Each unit consists of two shares of Common Stock and one Common Stock purchase warrant. Each Common Stock purchase warrant entitles the holder to purchase one share of Common Stock.

     (b) Fronteer Financial, through its subsidiaries, Fronteer Capital and American Fronteer, has shared voting and dispositive power over the Shares. Fronteer Capital has shared voting and dispositive power over 1,000,000 of the Shares.

     (c) As described in Item 3 above, on August 12, 1998, Fronteer Capital entered into the Fronteer Loan Agreement with the Issuer. The interest on the Fronteer Loan is 12% per annum, payable at the end of each month. The Fronteer Loan matures on April 15, 1999. Pursuant to the Fronteer Loan Agreement, Fronteer Capital was issued warrants to purchase 1,000,000 shares of the Common Stock of the Issuer. Upon the Issuer making its first draw against the Fronteer Loan, the Issuer will, as additional consideration for Fronteer Capital making the loan to Issuer, issue to Fronteer Capital an additional warrant entitling Fronteer Capital to purchase 5,000,000 shares of the Common Stock of the Issuer at an exercise price of $0.25 per share. The warrants issued may be exercised at any time until April 13, 2008, at an exercise price of $0.25 per share and may be exercised in full or in minimum amounts of at least $250,000.

     Pursuant to the terms of the Fronteer Loan Agreement, the Issuer has increased the number of members of its board of directors to nine and has appointed five members selected by Fronteer Capital and/or Heng Fung Finance to the Issuer's board of directors. In August 1998, one of those newly appointed members resigned from the board of directors. Also pursuant to the terms of the Fronteer Loan Agreement, each current member of the board of directors of the Issuer, other than any such member appointed by Fronteer Capital or Heng Fung Finance, and each management personnel or key employee of the Issuer, shall deliver to Fronteer Capital his or her letter of resignation, which letters of resignation shall be held in escrow by Fronteer Capital, subject to all the terms and conditions of the Fronteer Capital Loan Agreement. If the Issuer shall fail to pay when due, after the expiration of all cure periods, any installment of principal or interest due under the Fronteer Capital Loan Agreement and/or violates any terms of the Fronteer Capital Loan Agreement, the Issuer will be in default. If the Issuer defaults on the Fronteer Loan, Fronteer Capital may:

          (i) demand the resignation of any or all members of the board of directors of the Issuer, other than those members appointed by Fronteer Capital and/or Heng Fung Finance, and if such members refuse to resign, deliver to the Issuer the letters of resignation held by Fronteer Capital in escrow, and thereafter Fronteer Capital shall have the right to appoint such resigned or terminated member's replacement to the board of directors of the Issuer; and

          (ii) demand the resignations of any or all of the management personnel of the Issuer and/or any and all of the key employees of the Issuer, and if such management personnel or key employees refuse to resign, deliver to the Issuer the letters of resignation held by Fronteer Capital in escrow; and

          (iii) convert any or all of the amounts due under any of the Notes into Common Stock of the Issuer at an exercise price of $0.05 per share.

     The Issuer has agreed to pay American Fronteer a finder's fee equal to 9% of the amount of the Fronteer Loan drawn upon by the Issuer.

     The terms of the transaction are more fully set forth in the Fronteer Loan Agreement attached to this Schedule 13D as Exhibit 2.

     Michael I. Ruxin, M.D., the Chief Executive Officer of the Issuer, has executed a Personal Guaranty for the Fronteer Loan, which is attached to this
Schedule 13D as Exhibit 3.



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

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,069,150 shares.

     (e) Not applicable.


     ITEM 6. RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Agreement to File One Statement on Schedule 13D

          Exhibit 2 - Loan Agreement between Fronteer Capital, Inc. and Global Med Technologies, Inc. dated August 12, 1998.

          Exhibit 3 - Personal  Guaranty of  Fronteer  Loan by Michael I. Ruxin,
     M.D.

          Exhibit  4  -  Warrant  to  Purchase   Common  Shares  of  Global  Med
     Technologies, Inc. in the amount of 1,000,000 shares in the name of Fronteer Capital, Inc.





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


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                      FRONTEER FINANCIAL HOLDINGS, LTD.
                                      a Colorado corporation

Date:  September 9, 1998
                                      By: /s/ Gary L. Cook
                                         ---------------------------------------
                                          Gary L. Cook, Secretary


                                      FRONTEER CAPITAL, INC.
                                      a Delaware corporation


                                      By: /s/ Robert H. Trapp
                                          --------------------------------------
                                          Robert H. Trapp, Secretary














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